UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 22)1

CPI CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.40 PER SHARE
(Title of Class of Securities)

125-902106
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Enterprise Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 134,110
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 134,110
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,110
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON RCG PB, Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 449,110
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 449,110
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 449,110
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Merger Arbitrage Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Multi-Strategy Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 568,362
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 568,362
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 568,362
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Value and Opportunity Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 367,322
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 367,322
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 367,322
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 702,472
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 702,472
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 702,472
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON RCG Starboard Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 367,322
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 367,322
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 367,322
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,069,794
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,069,794
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,069,794
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON COWEN GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,069,794
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,069,794
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,069,794
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON RCG HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,069,794
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,069,794
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,069,794
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON C4S & Co., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,069,794
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,069,794
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,069,794
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Peter A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,069,794
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,069,794
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,069,794
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Morgan B. Stark
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,069,794
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,069,794
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,069,794
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Thomas W. Strauss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,069,794
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,069,794
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,069,794
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Jeffrey M. Solomon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,069,794
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,069,794
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,069,794
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

The following constitutes Amendment No. 22 (“Amendment No. 22”) to the Schedule 13D filed by the undersigned.  This Amendment No. 22 amends the Schedule 13D as specifically set forth.  In addition to disclosing a 1% change in ownership by the Reporting Persons, this Amendment No. 22 amends the Schedule 13D to reflect the transactions consummated on November 2, 2009 pursuant to that certain Transaction Agreement and Agreement and Plan of Merger, dated June 3, 2009, by and among Cowen Group, Inc., Cowen Holdings, Inc. (f/k/a Cowen Group, Inc.), Lexington Merger Corp., Ramius LLC (f/k/a Park Exchange LLC) and RCG Holdings LLC whereby Ramius LLC, a wholly owned subsidiary of Cowen Group, Inc., acquired substantially all of the assets and assumed substantially all of the liabilities of RCG Holdings LLC.  Accordingly, Cowen Group, Inc. and RCG Holdings LLC are hereby added as Reporting Persons and Items 2, 3, 5, 6 and 7 of the Schedule 13D are hereby amended and restated as set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

Ramius Merger Arbitrage Master Fund Ltd (“Merger Arbitrage Master Fund”) no longer owns any Shares of the Issuer as a result of a transfer of all the shares held by it to RCG PB, Ltd, the 100% owner of Merger Arbitrage Master Fund, in an exempt transaction.  Accordingly, Merger Arbitrage Master Fund is no longer a member of the Section 13(d) group and shall cease to be a Reporting Person immediately upon the filing of this Amendment No. 22 to the Schedule 13D.  The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

(a)	This statement is filed by:

(i)	Ramius Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Value and Opportunity Master Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	RCG PB, Ltd, a Cayman Islands exempted company (“RCG PB”), with respect to the Shares directly and beneficially owned by it;

(iii)
Ramius Multi-Strategy Master Fund Ltd, a Cayman Islands exempted company (“Multi-Strategy Master Fund”), and the majority shareholder of RCG PB, with respect to the Shares directly and beneficially owned by it;

(iv)	Ramius Enterprise Master Fund Ltd, a Cayman Islands exempted company (“Enterprise Master Fund”), with respect to the Shares directly and beneficially owned by it;

(v)	Ramius Advisors, LLC, a Delaware limited liability company (“Ramius Advisors”), who serves as the investment advisor of Multi-Strategy Master Fund, RCG PB and Enterprise Master Fund;

(vi)	RCG Starboard Advisors, LLC, a Delaware limited liability company (“RCG Starboard Advisors”), who serves as the investment manager of Value and Opportunity Master Fund;

CUSIP NO. 125-902106

(vii)	Ramius LLC, a Delaware limited liability company (“Ramius”), who serves as the sole member of RCG Starboard Advisors and Ramius Advisors;

(viii)	Cowen Group, Inc., a Delaware corporation (“Cowen”), who serves as the sole member of Ramius;

(ix)	RCG Holdings LLC, a Delaware limited liability company (“RCG Holdings”), who is the majority shareholder of Cowen;

(x)	C4S & Co., L.L.C., a Delaware limited liability company (“C4S”), who serves as managing member of Ramius;

(xi)	Peter A. Cohen ("Mr. Cohen"), who serves as one of the managing members of C4S;

(xii)	Morgan B. Stark ("Mr. Stark"), who serves as one of the managing members of C4S;

(xiii)	Thomas W. Strauss ("Mr. Strauss"), who serves as one of the managing members of C4S; and

(xiv)	Jeffrey M. Solomon ("Mr. Solomon"), who serves as one of the managing members of C4S.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Ramius Advisors, RCG Starboard Advisors, Ramius, Cowen, RCG Holdings, C4S, and Messrs. Cohen, Stark, Strauss and Solomon is 599 Lexington Avenue, 21st Floor, New York, New York 10022.

The address of the principal office of each of Value and Opportunity Master Fund, Enterprise Master Fund, RCG PB and Multi-Strategy Master Fund is c/o Citco Fund Services (Cayman Islands) Limited, Regatta Office Park, Windward 1, 2nd Floor, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.  The officers and directors of Enterprise Master Fund and their principal occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item 2.  The officers and directors of Value and Opportunity Master Fund and their principal occupations and business addresses are set forth on Schedule C and incorporated by reference in this Item 2.  The officers and directors of Multi-Strategy Master Fund and their principal occupations and business addresses are set forth on Schedule D and incorporated by reference in this Item 2.  The officers and directors of RCG PB and their principal occupations and business addresses are set forth on Schedule E and incorporated by reference in this Item 2.  The officers and directors of Cowen and their principal occupations and business addresses are set forth on Schedule F and incorporated by reference in this Item 2.

(c)           The principal business of each of Value and Opportunity Master Fund, Enterprise Master Fund and RCG PB is serving as a private investment fund.  Value and Opportunity Master Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Each of Enterprise Master Fund and RCG PB have been formed for the purpose of making equity and debt investments.  The principal business of Multi-Strategy Master Fund is serving as a private investment fund.  The principal business of RCG Starboard Advisors is acting as the investment manager of Value and Opportunity Master Fund.  The principal business of Ramius Advisors is acting as the investment advisor of Multi-Strategy Master Fund, RCG PB and Enterprise Master Fund.  Ramius is engaged in money management and investment advisory services for third parties and proprietary accounts and serves as the sole member of each of RCG Starboard Advisors and Ramius Advisors.  Cowen provides alternative investment management, investment banking, research, and sales and trading services through its business units, Ramius and Cowen and Company.  Cowen also serves as the sole member of Ramius.  RCG Holdings is the majority shareholder of Cowen.  C4S serves as managing member of Ramius.  Messrs. Cohen, Strauss, Stark and Solomon serve as co-managing members of C4S.

CUSIP NO. 125-902106

(d)           No Reporting Person, nor any person listed on Schedules B through F, each annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedules B through F, each annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Cohen, Stark, Strauss and Solomon are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Enterprise Master Fund, Multi-Strategy Master Fund, RCG PB and Value and Opportunity Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase cost of the 1,069,794 Shares beneficially owned in the aggregate by Enterprise Master Fund, Multi-Strategy Master Fund, RCG PB and Value and Opportunity Master Fund is approximately $34,286,000, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 7,002,833 Shares outstanding, as of September 1, 2009, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on September 3, 2009.

A.           Value and Opportunity Master Fund

(a)	As of the close of business on December 15, 2009, Value and Opportunity Master Fund beneficially owned 367,322 Shares.

Percentage: Approximately 5.2%

(b)	1. Sole power to vote or direct vote: 367,322
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 367,322
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 125-902106

(c)	The transactions in the Shares by Value and Opportunity Master Fund since the filing of Amendment No. 21 are set forth in Schedule A and are incorporated by reference.

B.           RCG PB

(a)	As of the close of business on December 15, 2009, RCG PB beneficially owned 449,110 Shares.

Percentage: Approximately 6.4%

(b)	1. Sole power to vote or direct vote: 449,110
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 449,110
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by RCG PB since the filing of Amendment No. 21 are set forth in Schedule A and are incorporated by reference.

C.	Merger Arbitrage Master Fund

(a)	As of the close of business on December 15, 2009, Merger Arbitrage Master Fund beneficially owned 0 Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Merger Arbitrage Master Fund since the filing of Amendment No. 21 are set forth in Schedule A and are incorporated by reference.

D.	Multi-Strategy Master Fund

(a)
As of the close of business on December 15, 2009, Multi-Strategy Master Fund directly beneficially owned 119,252 Shares.  As the majority shareholder of RCG PB, Multi-Strategy Master Fund may be deemed the beneficial owner of 449,110 Shares owned by RCG PB.

Percentage: Approximately 8.1%

(b)	1. Sole power to vote or direct vote: 568,362
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 568,362
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 125-902106

(c)
The transactions in the Shares by Multi-Strategy Master Fund since the filing of Amendment No. 21 are set forth in Schedule A and are incorporated by reference.  The transactions in the Shares since the filing of Amendment No. 21 on behalf of RCG PB are set forth in Schedule A and are incorporated by reference.

E.	Enterprise Master Fund

(a)	As of the close of business on December 15, 2009, Enterprise Master Fund beneficially owned 134,110 Shares.

Percentage: Approximately 1.9%

(b)	1. Sole power to vote or direct vote: 134,110
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 134,110
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Enterprise Master Fund since the filing of Amendment No. 21 are set forth in Schedule A and are incorporated by reference.

F.	RCG Starboard Advisors

(a)	As the investment manager of Value and Opportunity Master Fund, RCG Starboard Advisors may be deemed the beneficial owner of 367,322 Shares owned by Value and Opportunity Master Fund.

Percentage: Approximately 5.2%

(b)	1. Sole power to vote or direct vote: 367,322
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 367,322
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors did not enter into any transactions in the Shares since the filing of Amendment No. 21.  The transactions in the Shares since the filing of Amendment No. 21 on behalf of Value and Opportunity Master Fund are set forth in Schedule A and are incorporated by reference.

G.	Ramius Advisors

(a)
As the investment advisor of Multi-Strategy Master Fund, RCG PB and Enterprise Master Fund, Ramius Advisors may be deemed the beneficial owner of (i) 119,252 Shares owned by Multi-Strategy Master Fund, (ii) 449,110 Shares owned by RCG PB and (iii) 134,110 Shares owned by Enterprise Master Fund.

Percentage: Approximately 10.0%

(b)	1. Sole power to vote or direct vote: 702,472
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 702,472
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 125-902106

(c)
Ramius Advisors did not enter into any transactions in the Shares since the filing of Amendment No. 21.  The transactions in the Shares since the filing of Amendment No. 21 on behalf of Multi-Strategy Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

H.	Ramius

(a)
As the sole member of RCG Starboard Advisors and Ramius Advisors, Ramius may be deemed the beneficial owner of (i) 367,322 Shares owned by Value and Opportunity Master Fund, (ii) 119,252 Shares owned by Multi-Strategy Master Fund, (iii) 449,110 Shares owned by RCG PB and (iv) 134,110 Shares owned by Enterprise Master Fund.

Percentage: Approximately 15.3%

(b)	1. Sole power to vote or direct vote: 1,069,794
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,069,794
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius did not enter into any transactions in the Shares since the filing of Amendment No. 21.  The transactions in the Shares since the filing of Amendment No. 21 on behalf of Value and Opportunity Master Fund, Multi-Strategy Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

I.           Cowen

(a)
As the sole member of Ramius, Cowen may be deemed the beneficial owner of the (i) 367,322 Shares owned by Value and Opportunity Master Fund, (ii) 119,252 Shares owned by Multi-Strategy Master Fund, (iii) 449,110 Shares owned by RCG PB and (iv) 134,110 Shares owned by Enterprise Master Fund.

Percentage: Approximately 15.3%

(b)	1. Sole power to vote or direct vote: 1,069,794
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,069,794
4. Shared power to dispose or direct the disposition: 0

(c)
Cowen did not enter into any transactions in the Shares since the filing of Amendment No. 21.  The transactions in the Shares since the filing of Amendment No. 21 on behalf of Value and Opportunity Master Fund, Multi-Strategy Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

J.           RCG Holdings

(a)
As the majority shareholder of Cowen, RCG Holdings may be deemed the beneficial owner of the (i) 367,322 Shares owned by Value and Opportunity Master Fund, (ii) 119,252 Shares owned by Multi-Strategy Master Fund, (iii) 449,110 Shares owned by RCG PB and (iv) 134,110 Shares owned by Enterprise Master Fund.

Percentage: Approximately 15.3%

CUSIP NO. 125-902106

(b)	1. Sole power to vote or direct vote: 1,069,794
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,069,794
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Holdings did not enter into any transactions in the Shares since the filing of Amendment No. 21.  The transactions in the Shares since the filing of Amendment No. 21 on behalf of Value and Opportunity Master Fund, Multi-Strategy Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

K.	C4S

(a)
As the managing member of Ramius, C4S may be deemed the beneficial owner of (i) 367,322 Shares owned by Value and Opportunity Master Fund, (ii) 119,252 Shares owned by Multi-Strategy Master Fund, (iii) 449,110 Shares owned by RCG PB and (iv) 134,110 Shares owned by Enterprise Master Fund.

Percentage: Approximately 15.3%

(b)	1. Sole power to vote or direct vote: 1,069,794
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,069,794
4. Shared power to dispose or direct the disposition: 0

(c)
C4S did not enter into any transactions in the Shares since the filing of Amendment No. 21.  The transactions in the Shares since the filing of Amendment No. 21 on behalf of Value and Opportunity Master Fund, Multi-Strategy Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

L.	Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

(a)
As the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of (i) 367,322 Shares owned by Value and Opportunity Master Fund, (ii) 119,252 Shares owned by Multi-Strategy Master Fund, (iii) 449,110 Shares owned by RCG PB and (iv) 134,110 Shares owned by Enterprise Master Fund.  Each of Messrs. Cohen, Stark, Solomon and Strauss share voting and dispositive power with respect to the Shares owned by Value and Opportunity Master Fund, Multi-Strategy Master Fund, RCG PB and Enterprise Master Fund by virtue of their shared authority to vote and dispose of such Shares.

Percentage: Approximately 15.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,069,794
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,069,794

(c)
None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon entered into any transactions in the Shares since the filing of Amendment No. 21.  The transactions in the Shares since the filing of Amendment No. 21 on behalf of Value and Opportunity Master Fund, Multi-Strategy Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

CUSIP NO. 125-902106

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On December 16, 2009, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to include the following exhibit:

Exhibit 99.1
Joint Filing Agreement by and among Ramius Value and Opportunity Master Fund, Ltd, RCG PB, Ltd, Ramius Multi-Strategy Master Fund Ltd, Ramius Enterprise Master Fund Ltd, RCG Starboard Advisors, LLC, Ramius Advisors, LLC, Ramius LLC, Cowen Group, Inc., RCG Holdings LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, and Jeffrey M. Solomon, dated December 16, 2009.

CUSIP NO. 125-902106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2009

RCG PB, Ltd		RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By:	Ramius Advisors, LLC,	By:	RGC Starboard Advisors, LLC,
	its investment advisor		its investment manager

RAMIUS MULTI-STRATEGY MASTER FUND LTD		RAMIUS ENTERPRISE MASTER FUND LTD
By:	Ramius Advisors, LLC,	By:	Ramius Advisors, LLC,
	its investment advisor		its investment advisor

RAMIUS MERGER ARBITRAGE MASTER FUND LTD		RCG STARBOARD ADVISORS, LLC
By:	Ramius Advisors, LLC,	By:	Ramius LLC,
	its investment advisor		its sole member

RAMIUS ADVISORS, LLC		RAMIUS LLC
By:	Ramius LLC,	By:	Cowen Group, Inc.
	its sole member		its sole member

RCG HOLDINGS LLC		COWEN GROUP, INC.
By:	C4S & CO., L.L.C.
	its managing member	C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

CUSIP NO. 125-902106

/s/ Jeffrey M. Solomon
Jeffrey M. Solomon, individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

The Powers of Attorney authorizing certain persons to sign and file this Schedule 13D on behalf of certain Reporting Persons were previously filed as exhibits to the Schedule 13D.

CUSIP NO. 125-902106

SCHEDULE A

Transactions in the Shares Since the filing of Amendment No. 21 to the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share ($)	Date of Purchase/ Sale

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD

(171)	12.1060	11/09/09
(206)	12.0550	11/10/09
(790)	12.1452	11/11/09
(240)	12.1763	11/12/09
(205)	12.0367	11/13/09
(1,574)	12.4961	11/16/09
(2,259)	12.3305	11/17/09
(1,168)	12.1965	11/18/09
(1,133)	12.0464	11/19/09
(1,779)	12.0221	11/20/09
(858)	12.1779	11/23/09
(481)	12.2171	11/24/09
(515)	12.1553	11/25/09
(378)	12.0000	11/27/09
(962)	12.0526	12/01/09
(3,090)	12.0437	12/02/09
(584)	12.0100	12/03/09
(687)	12.0898	12/04/09
(1,409)	12.1254	12/07/09
(756)	12.1433	12/08/09
(1,373)	12.1880	12/09/09
(1,202)	12.0406	12/10/09
(1,820)	12.0075	12/11/09
(2,575)	12.0748	12/14/09
(515)	12.2020	12/15/09

RAMIUS MULTI-STRATEGY MASTER FUND LTD

(56)	12.1060	11/09/09
(67)	12.0550	11/10/09
(256)	12.1452	11/11/09
(78)	12.1763	11/12/09
(67)	12.0367	11/13/09
(511)	12.4961	11/16/09
(733)	12.3305	11/17/09
(379)	12.1965	11/18/09
(368)	12.0464	11/19/09
(578)	12.0221	11/20/09

CUSIP NO. 125-902106

(279)	12.1779	11/23/09
(156)	12.2171	11/24/09
(167)	12.1553	11/25/09
(122)	12.0000	11/27/09
(312)	12.0526	12/01/09
(1,003)	12.0437	12/02/09
(190)	12.0100	12/03/09
(223)	12.0898	12/04/09
(457)	12.1254	12/07/09
(246)	12.1433	12/08/09
(446)	12.1880	12/09/09
(390)	12.0406	12/10/09
(591)	12.0075	12/11/09
(836)	12.0748	12/14/09
(167)	12.2020	12/15/09

RAMIUS ENTERPRISE MASTER FUND LTD

(63)	12.1060	11/09/09
(75)	12.0550	11/10/09
(288)	12.1452	11/11/09
(88)	12.1763	11/12/09
(75)	12.0367	11/13/09
(575)	12.4961	11/16/09
(825)	12.3305	11/17/09
(426)	12.1965	11/18/09
(413)	12.0464	11/19/09
(649)	12.0221	11/20/09
(313)	12.1779	11/23/09
(176)	12.2171	11/24/09
(188)	12.1553	11/25/09
(138)	12.0000	11/27/09
(351)	12.0526	12/01/09
(1,128)	12.0437	12/02/09
(213)	12.0100	12/03/09
(251)	12.0898	12/04/09
(514)	12.1254	12/07/09
(276)	12.1433	12/08/09
(501)	12.1880	12/09/09
(439)	12.0406	12/10/09
(664)	12.0075	12/11/09
(940)	12.0748	12/14/09
(188)	12.2020	12/15/09

CUSIP NO. 125-902106

RAMIUS MERGER ARBITRAGE MASTER FUND LTD

(69)	12.1060	11/09/09
(82)	12.0550	11/10/09
(316)	12.1452	11/11/09
(96)	12.1763	11/12/09
(84)	12.0367	11/13/09
(644)	12.4961	11/16/09
(924)	12.3305	11/17/09
(466)	12.1965	11/18/09
(453)	12.0464	11/19/09
(711)	12.0221	11/20/09
(343)	12.1779	11/23/09
(192)	12.2171	11/24/09
(206)	12.1553	11/25/09
(151)	12.0000	11/27/09
(152,726)*	11.8500	12/01/09

RCG PB, LTD

(141)	12.1060	11/09/09
(170)	12.0550	11/10/09
(650)	12.1452	11/11/09
(198)	12.1763	11/12/09
(169)	12.0367	11/13/09
(1,296)	12.4961	11/16/09
(1,859)	12.3305	11/17/09
(961)	12.1965	11/18/09
(933)	12.0464	11/19/09
(1,465)	12.0221	11/20/09
(707)	12.1779	11/23/09
(395)	12.2171	11/24/09
(424)	12.1553	11/25/09
(311)	12.0000	11/27/09
125,846**	17.1887	11/30/09
12,500**	17.6800	11/30/09
3,180**	17.9596	11/30/09
3,200**	17.9399	11/30/09
3,600**	18.0300	11/30/09
4,400**	18.1274	11/30/09
(791)	12.0526	12/01/09
(384)	12.0526	12/01/09
(2,544)	12.0437	12/02/09
(1,235)	12.0437	12/02/09
(480)	12.0100	12/03/09
(233)	12.0100	12/03/09
(565)	12.0898	12/04/09
(274)	12.0898	12/04/09

*Shares were transferred to RCG PB, Ltd, the 100% owner of Ramius Merger Arbitrage Master Fund Ltd, in an exempt transaction.
** Shares were acquired from Ramius Merger Arbitrage Master Fund Ltd, which is 100% owned by RCG PB, Ltd in an exempt transaction.

CUSIP NO. 125-902106

(1,159)	12.1254	12/07/09
(563)	12.1254	12/07/09
(623)	12.1433	12/08/09
(302)	12.1433	12/08/09
(1,131)	12.1880	12/09/09
(549)	12.1880	12/09/09
(989)	12.0406	12/10/09
(480)	12.0406	12/10/09
(1,498)	12.0075	12/11/09
(727)	12.0075	12/11/09
(2,120)	12.0748	12/14/09
(1,029)	12.0748	12/14/09
(424)	12.2020	12/15/09
(206)	12.2020	12/15/09